SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                                 SHELDAHL, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $0.25 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   822440 10 3
                             ----------------------
                                 (CUSIP Number)




                               Donald R. Friedman
                      Sound Beach Technology Partners, LLC
                                 4 Vista Avenue
                             Old Greenwich, CT 06870
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 12 Pages

-----------------------------
CUSIP No.    822440 10 3          SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Sound Beach Technology Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    OURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                     - 0 -
NUMBER OF      -----------------------------------------------------------------
SHARES          8    SHARED VOTING POWER
BENEFICIALLY         2,679,405
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH          - 0 -
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     2,679,405
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,679,405
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------




                                                              Page 2 of 12 Pages

-----------------------------
CUSIP No.    822440 10 3          SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Donald R. Friedman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    OURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                     - 0 -
NUMBER OF      -----------------------------------------------------------------
SHARES          8    SHARED VOTING POWER
BENEFICIALLY         2,679,405
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH          - 0 -
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     2,679,405
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,679,405
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------




                                                              Page 3 of 12 Pages

-----------------------------
CUSIP No.    822440 10 3          SCHEDULE 13D
-----------------------------

Item 1.     Security and Issuer.

            This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.25 per share (the "Common Stock"), of Sheldahl, Inc., a Minnesota Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1150 Sheldahl Road, Northfield, Minnesota 55057-9444.

Item 2.     Identity and Background.

            This statement is filed by Sound Beach Technology Partners, LLC ("Sound Beach") and Mr. Donald R. Friedman. Mr Friedman is the President, Chief Executive Officer and sole member of the board of directors of Sound Beach. Sound Beach and Mr. Friedman are hereinafter collectively referred to as the "Reporting Persons."

            Sound Beach is a Delaware limited liability company engaged primarily in the business of holding shares of the Issuer. The principal place of business of Sound Beach is 4 Vista Avenue, Old Greenwich, CT 06870.

            Mr. Friedman is a citizen of the United States of America who is currently the Chief Executive Officer of the Issuer. The principal place of business of Mr. Friedman is at the principal executive offices of the Issuer located at 1150 Sheldahl Road, Northfield, Minnesota 55057-9444.

            Attached as Appendix A to this Schedule 13D, and incorporated herein by reference, is information concerning the members, directors and executive officers of Sound Beach, which is required to be disclosed pursuant to General Instruction C to Schedule 13D.

            None of the Reporting Persons has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Persons acquired 2,679,405 shares of Common Stock in exchange for 2,038,462 shares of class B common stock, par value $0.01 per share ("Class B Common Stock") of International Flex Holdings, Inc. ("IFH"), pursuant to the Agreement and Plan of



                                                              Page 4 of 12 Pages

Merger, dated as of November 10, 2000, as amended, among the Issuer, IFT West Acquisition Company, IFH and all of the stockholders of IFH (the "Merger Agreement").

Item 4.     Purpose of Transaction.

            The Reporting Persons acquired beneficial ownership of the shares of Common Stock listed in item 3 above for investment purposes.

            The Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer or, subject to the Voting Agreement (as defined below), sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Issuer beneficially owned by them either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock or other securities of the Issuer, other opportunities available to them, prospects for their own business, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons may take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

            Except for the foregoing, and except as required by the Voting Agreement, dated as of November 10, 2000, as amended (the "Voting Agreement"), among Ampersand IV Limited Partnership ("Ampersand IV"), Ampersand IV Companion Fund Limited Partnership ("Ampersand IV Companion Fund"), Morgenthaler Venture Partners V, L.P. ("Morgenthaler") and Sound Beach, which is summarized in item 6 hereof and a copy of which has been filed as exhibit A to this Schedule 13D, the Reporting Persons have no plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Issuer;



                                                              Page 5 of 12 Pages

            (f) any other material change in the Issuer's business or corporate structure;

            (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   any action similar to any of those enumerated above.

Item 5.     Interest in the Securities of the Issuer.

            (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 30,762,279 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 30, 2001 that was filed by the Issuer on May 14, 2001. Sound Beach holds of record and thereby directly beneficially owns 2,679,405 shares of Common Stock, representing approximately 8.7% of the outstanding shares of Common Stock. As President, Chief Executive Officer and the sole member of the board of directors of Sound Beach, Mr. Friedman may be deemed to beneficially own the 2,679,405 shares of Common Stock directly owned by Sound Beach. Mr. Friedman expressly disclaims beneficial ownership of all shares of Common Stock except to the extent of his proportionate pecuniary interest in the shares of Common Stock owned directly by Sound Beach. In addition, the Reporting Persons may be deemed to beneficially own 18,968,549 shares of Common Stock directly owned by Morgenthaler, 5,422,519 shares of Common Stock directly owned by Ampersand IV and 110,795 shares of Common Stock directly owned by Ampersand IV Companion Fund by virtue of the Voting Agreement. The Reporting Persons may therefore be deemed to be beneficial owners of 27,181,268 shares of Common Stock, representing in the aggregate 68.9% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 of the Securities Exchange). The Reporting Persons hereby expressly disclaim beneficial ownership of any shares of Common Stock not owned directly by them.

            (b) Sound Beach has shared voting and dispositive power over the 2,679,405 shares of Common Stock that it directly owns. Sound Beach shares this voting and dispositive power with Mr. Friedman. Sound Beach also shares voting power over these 2,679,405 shares of Common Stock with Morgenthaler, Ampersand IV and Ampersand IV Companion Fund pursuant to the terms of the Voting Agreement. Further, Sound Beach also shares dispositive

                                                              Page 6 of 12 Pages
power over 1,617,792 of these shares of Common Stock with Morgenthaler, Ampersand IV and Ampersand IV Companion Fund pursuant to the terms of the Voting Agreement.

            (c) On December 28, 2000, pursuant to and in accordance with the terms of the Merger Agreement, the Reporting Persons acquired 2,679,405 shares of Common Stock in exchange for 2,038,462 shares of Class B Common Stock of IFH.

            (d) Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Voting Agreement:

      Sound Beach is a party to a Voting Agreement with Ampersand IV and Ampersand IV Companion Fund (collectively, the "Ampersand Funds") and Morgenthaler, pursuant to which each of the parties thereto have agreed to vote all of their shares of Common Stock in favor of up to three directors nominated by Morgenthaler and/or the Ampersand Funds to the Issuer's Board of Directors. The Ampersand Funds, Morgenthaler and Sound Beach will no longer have an obligation to vote all of their shares of Common Stock in favor of directors nominated by Morgenthaler and/or the Ampersand Funds at any time when the Ampersand Funds, Morgenthaler, Sound Beach and their respective affiliates fail to collectively own enough shares of Common Stock to elect at least one director to the Issuer's Board of Directors. Furthermore, pursuant to the terms of the Voting Agreement, Sound Beach is prohibited from transferring 1,617,792 shares of its Common Stock at any time while the Ampersand Funds, Morgenthaler and their affiliates collectively hold at least 60% of the shares of Common Stock acquired by them pursuant to the Merger Agreement, the Stock Purchase Agreement, as amended, dated as of November 10, 2000, among the Issuer, Ampersand IV, Ampersand IV Companion Fund and Morgenthaler (the "Purchase Agreement") and the Amended and Restated Subordinated Notes and Warrant Purchase Agreement, dated as of November 10, 2000 (the "Subordinated Debt Agreement"), among the Issuer, Ampersand IV, Ampersand IV Companion Fund, Morgenthaler and Molex Incorporated ("Molex"). If the Ampersand Funds, Morgenthaler and their affiliates cease to collectively hold at least 60% of the shares of Common Stock acquired by them pursuant to the Merger Agreement, the Purchase Agreement and the Subordinated Debt Agreement, Sound Beach will be permitted to transfer a portion of the 1,617,792 restricted shares of Common Stock in an amount which would leave Sound Beach with a percentage of its shares of Common Stock acquired pursuant to the Merger Agreement equal to or greater than the percentage of shares of Common Stock held by the Ampersand Funds and Morgenthaler at such

                                                              Page 7 of 12 Pages
time which were acquired pursuant to the Merger Agreement, the Purchase Agreement and the Subordinated Debt Agreement. The Voting Agreement is incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

Governance Agreement:

      Sound Beach is party to a governance agreement (the "Governance Agreement") by and among the Issuer, Morgenthaler, the Ampersand Funds and Sound Beach, which establishes terms and conditions regarding (i) future purchases and sales of the Issuer's securities, and (ii) the relationship between Sound Beach (and other stockholders of the Issuer) with the Issuer. Under the terms of the Governance Agreement, until December 28, 2003, Sound Beach and its affiliates are restricted from beneficially owning any securities of the Issuer in excess of that issued to Sound Beach under the Merger Agreement. Sound Beach is restricted from making a business combination proposal or proxy solicitation relating to the Issuer during the same period. This restriction does not include, however, acquiring securities directly from the Issuer or making business combination or tender offer proposals in response to the same made by third parties. Also under the terms of the Governance Agreement, until December 28, 2001, Sound Beach is restricted from transferring any of its shares of Common Stock, other than to certain of its affiliates or associates. At any time prior to December 28, 2003, any of Sound Beach's transferees must become a signatory to the Governance Agreement. After December 28, 2001, Sound Beach may distribute its shares of Common Stock of the Issuer to its members. The Governance Agreement further requires that the initial composition of Board of Directors of the Issuer following the closing of the transactions contemplated by the Merger Agreement be comprised of (i) three continuing directors from the Issuer (each, a "Continuing Director"), (ii) one director designated by Molex (the "Molex Director"), and (iii) in accordance with the Voting Agreement, three directors designated by Morgenthaler and the Ampersand Funds. Thereafter and in accordance with the Voting Agreement, the number of directors that may be nominated by Morgenthaler and the Ampersand Funds will be reduced as their collective ownership in the Issuer is reduced. The Governance Agreement is incorporated herein by reference. The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the Governance Agreement.

Merger Agreement:

      Sound Beach is party to the Merger Agreement pursuant to which a subsidiary of the Issuer was merged with and into IFH. At the time of the merger contemplated by the Merger Agreement (the "Merger"), Morgenthaler and Sound Beach were the only stockholders of IFH. Upon consummation of the Merger, Sound Beach's equity interest in IFH was converted into 2,679,405 shares of Common Stock. The Merger Agreement is incorporated herein by reference. The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

                                                              Page 8 of 12 Pages

Registration Rights Agreement:

      Pursuant to a registration rights agreement by and among the Issuer, Morgenthaler, the Ampersand Funds, Sound Beach, Molex, Dublind Investments, LLC and Peter Nardin (the "Registration Rights Agreement"), Sound Beach has certain registration rights. The registration rights cover all shares of Common Stock issued to Sound Beach under the Merger Agreement (the "Registrable Shares"). The Issuer is obligated to file a registration statement on or before September 28, 2001, or if the Issuer is not eligible to file a registration statement on that date, then the Issuer is obligated to file a registration statement on the earliest date thereafter on which it is eligible to do so. The Issuer must use its commercially reasonable efforts to have such registration statement declared effective as promptly as possible thereafter, but in any event prior to December 28, 2001. Subject to certain restrictions and upon the request of Sound Beach, the Issuer is also required to include Registrable Shares in certain other registration statements that it may file with the Securities and Exchange Commission. The Registration Rights Agreement is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.


Item 7.     Material to be Filed as Exhibits.

      Exhibit A   Voting Agreement, dated as of November 10, 2000, as amended, among Morgenthaler Venture Partners V, L.P., Ampersand IV
                  Limited Partnership, Ampersand IV Companion Fund Limited
                  Partnership and Sound Beach Technology Partners, LLC, incorporated by reference to Exhibit A to Sheldahl, Inc.'s
                  Schedule 13D filed January 9, 2001.

      Exhibit B   Governance Agreement, dated December 28, 2000, among Sheldahl,
                  Inc. and the other individuals and entities listed on the signature pages thereto, incorporated by reference to Exhibit
                  4.13 to Sheldahl's Current Report on Form 8-K filed January
                  12, 2001.

      Exhibit C   Agreement and Plan of Merger, dated November 10, 2000, among
                  Sheldahl, Inc., IFT West Acquisition Company, International
                  Flex Holdings, Inc., Morgenthaler Venture Partners V, L.P. and
                  Sound Beach Technology Partners, LLC, incorporated by reference to Exhibit 2.0 to Sheldahl's Current Report on Form
                  8-K filed November 13, 2000.

      Exhibit D   Amendment to Agreement and Plan of Merger, among Sheldahl,
                  Inc., IFT West Acquisition Company, International Flex
                  Holdings, Inc., Morgenthaler Venture Partners V, L.P. and
                  Sound Beach Technology



                                                              Page 9 of 12 Pages

                  Partners, LLC, incorporated by reference to Exhibit 2.1 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

      Exhibit E   Registration Rights Agreement, dated December 28, 2000, among
                  Sheldahl, Inc. and the other individuals and entities listed on Exhibit A thereto, incorporated by reference to Exhibit
                  4.12 to Sheldahl's Current Report on Form 8-K filed January
                  12, 2001.











                                                             Page 10 of 12 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         SOUND BEACH TECHNOLOGY PARTNERS, LLC


                                         By:   /s/ Donald R. Friedman
                                               ------------------------------
                                               Name:  Donald R. Friedman
                                               Title: President


                                          /s/ Donald R. Friedman
                                         ------------------------
                                         DONALD R. FRIEDMAN


Dated: June 14, 2001










                                                             Page 11 of 12 Pages

                                   APPENDIX A

             Set forth below is information concerning the managing member, director and President and Chief Executive Officer of Sound Beach Technology Partners, LLC ("Sound Beach"). Donald R. Friedman a citizen of the United States of America.

             The managing member of Sound Beach is Donald R. Friedman.

             Donald R. Friedman is the President, Chief Executive Officer and the sole member of the board of directors of Sound Beach.

              The business address of Donald R. Friedman is Sheldahl, Inc., 1150 Sheldahl Road, Northfield, Minnesota 55057-9444.










                                                             Page 12 of 12 Pages